                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 1*

                          Telewest Communications plc
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                                (Name of Issuer)

     Ordinary Shares, par value 10 pence per share, represented by American
                               Depositary Shares,
                  each of which represents ten Ordinary Shares
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                         (Title of Class of Securities)

                                  87956P 10 5
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                                 (CUSIP Number)

                                  David Miller
                               General Cable PLC
                              37 Old Queen Street
                                London SW1H 9JA
                                 United Kingdom
                              011-44-171-393-2828

                                with a copy to:

                                Morton A. Pierce
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, NY 10019-6092
                                 (212) 259-8000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   September 1, 1998
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            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 87956P 10 5                                    PAGE 2 OF 4 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             General Cable PLC
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
                OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not applicable
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        England and Wales
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

            0
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
            Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            0
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      TYPE OF REPORTING PERSON
14
            CO
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ITEM 1.  SECURITY AND ISSUER

        This Amendment No. 1 amends the Schedule 13D dated April 27, 1998 (the "Schedule 13D") filed by General Cable PLC and relates to the ordinary shares, par value 10 pence per share (the "Telewest Ordinary Shares"), and the American Depositary Shares, each representing ten Telewest Ordinary Shares (the "Telewest ADSs"), of Telewest Communications plc, a company incorporated under the laws of England and Wales ("Telewest"). The address of the principal executive offices of Telewest is Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW, United Kingdom. Capitalized terms used but not defined herein shall have the meanings given them in the Schedule 13D. This is a final amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) On September 1, 1998, upon the Merger Offer being declared unconditional by Telewest, General Cable no longer may be deemed to share the power to vote the Telewest Ordinary Shares owned by TINTA, U S WEST, Cox and SBC.

        (e) On September 1, 1998, General Cable ceased to be the beneficial owner of more than five percent of the Telewest Ordinary Shares.
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        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 4, 1998

                                   GENERAL CABLE PLC

                                   By: /s/ Ian Gray
                                       -------------------------------
                                       Ian Gray
                                       Managing Director